April 19, 2005

Mail Stop 0306

Andrew H. Meyers
Chief Financial Officer
Langer, Inc.
450 Commack Road
Dear Park, NY 11729-4510

Re:	Langer, Inc.
      Amendment No. 4 to Registration Statement on Form S-1
	Filed April 14, 2005
      File No. 333-120718

Dear Mr. Meyers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Financial Statements

Note 6.  Long-Term Debt - Page F-20
1. Refer to our prior comment 9. We see you indicate you account for the protection payment and the impact of the protection payment on the $3 Million Note as embedded derivative instruments under Statement 133. Please supplementally provide us with the specific paragraphs therein (or provide us with references to other authoritative generally accepted accounting principles) that support accounting for these contractual terms as derivatives. Tell us (quantify) how your financial statements would change if the "embedded derivatives" were accounted for as contingencies under Statement 5 rather than derivatives. Finally, revise this note to clarify, if true, that what you are accounting for is (a) the "protection payment", which relates to the $7.5 Million Note and
(b)
the impact on the $3 Million Note of the protection payment as well as the timing of any repayment on the notes. Also, revise the filing to better describe your accounting for both the Notes and the protection payment. We may have further comments after reviewing your response and revisions.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Thomas Dyer at (202) 824-5564 or Daniel Gordon at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.

Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Robert L. Lawrence, Esq., Kane Kessler P.C.
212.245.3009
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Langer, Inc.
April 19, 2005
Page 1